SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

April 7, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Collateral Trust – BlackRock Government Collateral Pledge Unit

Initial Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of BlackRock Collateral Trust (the “Trust”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, is the Trust’s initial Registration Statement on Form N-1A, including the exhibits thereto (the “Registration Statement”). The Registration Statement relates to the offering of shares of beneficial interest with no par value of BlackRock Government Collateral Pledge Unit, a series of the Trust. Prior to the filing of this Registration Statement, the Trust transmitted for filing with the Commission its Form N-8A Notification of Registration.

Please direct any communications related to this filing to the undersigned at (212) 839-8615.

Very truly yours,

/s/ Jesse C. Kean
Jesse C. Kean

Enclosures

cc:	Benjamin Archibald

Marisa Rolland

Gladys Chang

John A. MacKinnon

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.